Item 77E
Legal Proceedings
As has been previously reported in the press, the Staff of the U.S. Securities and Exchange Commission (SEC) and the Office of the New
York Attorney General (NYAG) have been investigating practices in the mutual fund industry identified as market timing and late trading of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that Alliance Capital Management L.P. (Alliance Cap ital), the Funds Adviser, provide information to them. Alliance Capital hasbeen cooperating and will continue to cooperate with all of these auth orities.Please see Subsequent Events below for a description of the agree ments reached by Alliance Capital and the SEC and NYAG in connection with the investigations mentioned above.

A special committee of Alliance Capitals Board of Directors, comprised of the members of Alliance Capitals Audit Committee and the other independent member of the Board, is continuing to direct and oversee an internal inves tigation and a comprehensive review of the facts and circumstances relevant to the SECs and the NYAGs investigations.

On October 2, 2003, a putative class action complaint entitled Hindo et al.
v. AllianceBernstein Growth & Income Fund et al. (the Hindo Complaint) was filed against Alliance Capital; Alliance Capital Management Holding L.P.; Alliance Capital Management Corporation; AXA Financial, Inc.; certain of the AllianceBernstein Mutual Funds, including the Fund; Gerald Malone; Charles Schaffran (collectively, the Alliance Capital defendants); and certain other defendants not affiliated with Alliance Capital. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of Alliance Bernstein Fund securities,violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Advisers Act. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts.

Since October 2, 2003, more than thirty additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against Alliance Capital and certain other defendants. All of these lawsuits seek an unspecified amount of damages.

As a result of the matters more fully discussed in the note entitled Subse quent Events below, investors in the AllianceBernstein Mutual Funds may choose to redeem their investments. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

Subsequent Events
On December 18, 2003, Alliance Capital, the Funds Adviser, confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of market timing mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission (SEC Order). The agreement with the NYAG is subject to final, definitive documentation. Among the key provisions of these agreements are the following:

(i) Alliance Capital agreed to establish a $250 million fund (the Reimbursement Fund) to compensate mutual fund shareholders for the adverse effects of market timing attributable to the market timing relation ships described in the SEC Order (i.e., relationships Alliance Capital main tained with some investors who were permitted to engage in market timing trades in some of the AllianceBernstein Mutual Funds in return for or in connection with making investments (which were not actively traded) in other Alliance Capital products, including hedge funds and mutual funds, for which Alliance Capital receives advisory fees). According to the SEC Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

(ii) Alliance Capital agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds, commencing
January 1, 2004, for a period of at least five years. The determination of which funds will have their fees reduced and to what degree is subject to the terms of the definitive agreement with the NYAG; and

(iii) Alliance Capital agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order contemplates that Alliance Capitals registered investment company clients, including the Fund, will introduce governance and compliance changes.